

June 20, 2007

<u>Via Facsimile ((650) 843-4001) and U.S. Mail</u>

James DiBernardo, Esq.
Morgan, Lewis & Bockius LLP
Two Palo Alto Square
Palo Alto, CA 94306

> **Re: Apollo Group, Inc.**
> **Schedule TO-I**
> **Filed June 13, 2007**
> **File No. 005-48101**

Dear Mr. DiBernardo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO-I</u>

1. We note that the exercise options subject to the tender offer will be adjusted to be the lower of the fair market value on the revised measurement date, or (ii) the closing price of your common stock on the date the option is amended pursuant to the tender offer. We note also that if the exercise price as so determined is the same or lower as the exercise price currently applicable to the options, then you will issue an identical option that will continue to have the same exercise price as before but will bear a new grant date. With respect to this aspect of your tender offer, please provide us your analysis of (i) your compliance with relief previously granted with respect to option exchange tender offers, and (ii) whether the availability of alternative prices (and the potential issuance of options with the same price as those being tendered) is required by Section 409A of the Internal Revenue Code.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                        Sincerely,

                        Daniel F. Duchovny
                        Special Counsel
                        Office of Mergers and Acquisitions